DINEWISE, INC.
500 Bi-County Boulevard, Suite 400
Farmingdale, New York 11735

November 3, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. H. Roger Schwall
          Assistant Director

          Re: Form SB-2 For Dinewise, Inc. (File No. 333- 136512)

Dear Mr. Schwall:

        Pursuant to Rule 461 of the Securities Act of 1933, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to November 7, 2006, at 10:00 a.m., New York time. Please notify the undersigned or Rosemarie Robinson, Esq. by phone at (212) 704-6327 or by fax at (212) 704-5943 of the date and time that the registration statement has been declared effective.

        To facilitate the acceleration of the effective date of the registration statement, the Company, pursuant to a letter from the Securities and Exchange Commission (the “Commission”) dated October 10, 2006, acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DINEWISE, INC.

By: /s/ Thomas McNeill Name: Thomas McNeill Title: Chief Financial Officer